UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Media Sciences International, Inc.

(Name of issuer)

Common Stock, par value $0.001

(Title of class of securities)

58446X107

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 58446X107	Page 2 of 8 Pages

(1)	Names of reporting persons Smith Street Capital Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 986,319
(7) Sole dispositive power 0
(8) Shared dispositive power 986,319
(9)	Aggregate amount beneficially owned by each reporting person 986,319
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.2% **
(12)	Type of reporting person (see instructions) IA, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

SCHEDULE 13G

CUSIP No. 58446X107	Page 3 of 8 Pages

(1)	Names of reporting persons George Levan
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 986,319
(7) Sole dispositive power 0
(8) Shared dispositive power 986,319
(9)	Aggregate amount beneficially owned by each reporting person 986,319
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.2% **
(12)	Type of reporting person (see instructions) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

SCHEDULE 13G

CUSIP No. 58446X107	Page 4 of 8 Pages

(1)	Names of reporting persons Duncan C. Frearson
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 986,319
(7) Sole dispositive power 0
(8) Shared dispositive power 986,319
(9)	Aggregate amount beneficially owned by each reporting person 986,319
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.2% **
(12)	Type of reporting person (see instructions) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

CUSIP No. 58446X107	Page 5 of 8 Pages

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) relates to shares of Common Stock, par value $0.001 (the “Common Stock”), of Media Sciences International, Inc., a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) Smith Street Capital Management, LLC (“Smith Street”), a Texas limited liability company, as the investment manager to a certain private pooled investment vehicle (the “Fund”), (ii) George Levan, as a principal of Smith Street, and (iii) Duncan C. Frearson, as a principal of Smith Street (the persons mentioned in (i), (ii) and (iii) are collectively referred to herein as the “Reporting Persons”). All shares of Common Stock are held by the Fund.

Item 1(a)	Name of Issuer.

Media Sciences International, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

203 Ridge Road

Goshen, NY 10924

Item 2(a)	Name of Person Filing.

(i) Smith Street Capital Management, LLC (“Smith Street”) (ii) George Levan and (iii) Duncan C. Frearson.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

2101 Smith Street, Suite 200

Houston, TX 77002

Item 2(c)	Citizenship or Place of Organization.

Smith Street is a Texas limited liability company. Mr. Levan is a United States citizen. Mr. Frearson is a United Kingdom citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.001 (the “Common Stock”).

Item 2(e)	CUSIP Number.

58446X107

SCHEDULE 13G

CUSIP No. 58446X107	Page 6 of 8 Pages

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	The Reporting Persons may be deemed the beneficial owners of 986,319 shares of Common Stock held by the Funds.

(b)

The Reporting Persons may be deemed the beneficial owners of 7.2% of the outstanding shares of Common Stock. This percentage was calculated by dividing (i) the number of shares of Common Stock reported in Item 4(a) held by the Reporting Persons by (ii) 13,647,376, the number of shares of Common Stock issued and outstanding as of November 9, 2011, as reported in the Issuer’s Form 10-Q filed on November 14, 2011 with the Securities and Exchange Commission.

(c)	The Reporting Persons have the power to vote and dispose of the 986,319 shares of Common Stock held by the Funds.

Item 5	Ownership of Five Percent or Less of a Class.

  Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

  Inapplicable.

CUSIP No. 58446X107	Page 7 of 8 Pages

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement by and among the Reporting Persons.

CUSIP No. 58446X107	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2012

Smith Street Capital Management, LLC

By:	/s/ George Levan
Name: George Levan
Title: Manager

/s/ George Levan
George Levan

/s/ Duncan C. Frearson
Duncan C. Frearson